FORM 5/A

(  ) Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may continue.
      See Instruction 1(b).

(  ) Form 3 Holdings Reported

(  ) Form 4 Transactions Reported


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange
              Act of 1934, Section 17(a) of the Public Utility
            Holding Company Act of 1935 or Section 30(f) of the
                       Investment Company Act of 1940

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1.  Name and Address of Reporting Person

      Robert S. Orr
      c/o Jones Lang LaSalle Incorporated
      200 East Randolph Drive
      Chicago, IL  60601
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2.  Issuer Name and Ticker or Trading Symbol

      Jones Lang LaSalle Incorporated, JLL
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3.  IRS IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)


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4.  Statement for Month/Year

      2000
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5.  If Amendment, Date of Original (Month/Year)

      4/01 and 2/01
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6.  Relationship of Reporting Person to Issuer (Check all applicable)

(X) DIRECTOR
( ) 10% OWNER
(X) OFFICER (GIVE TITLE BELOW)
( ) OTHER (SPECIFY BELOW)

    CHIEF EXECUTIVE OFFICER OF EUROPE, SUBSIDIARY
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7.  Individual or Joint/Group Filing (Check applicable line)

(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person

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


TABLE I

Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security (Instr. 3)

      (i)   Common Stock
      (ii)  Common Stock
      (iii) Common Stock
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2.  Transaction Date (Month/Day/Year)

      (i)   1/1/01
      (ii)  12/31/00
      (iii) 4/5/00
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3.  Transaction Code (Instr.8)

      (i)   A
      (ii) J, additional shares received as a result of postclosing adjustments following merger
      (iii) J, transfer to spouse
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      (i)   9,551, A, n.a.
      (ii)  170, A, n.a.
      (iii) 40,000, D, n.a.
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5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year
    (Instr. 3 and 4)

      (i)   144,390
      (ii)  144,390
      (iii) 144,390
            (40,000 of the shares indicated as beneficially owed by
             Mr. Orr are owned by his wife (37,000 shares) and his sons
            (1,500 shares each))
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      (i)   D
      (ii)  D
      (iii) D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)


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Reminder:   Report on a separate line for each class of securities
beneficially owned directly or indirectly.

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TABLE II

Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative Security (Instr. 3)

      Option to purchase Shares of Common Stock
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2.  Conversion or Exercise Price of Derivative Security

      $12.25
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


3.  Transaction Date (Month/Day/Year)

      3/1/01
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4.  Transaction Code (Instr. 8)

      A
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

      Option with respect to 7,500 Shares of Common Stock, A
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6.  Date Exercisable and Expiration Date (Month/Day/Year)

      Date exercisable -- Vests and becomes exercisable with respect to one-third of the shares on each of the first three anniversaries of the date of grant.

      Expiration Date -- 3/1/07
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

      Common Stock, 7,500 shares
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8.  Price of Derivative Security (Instr. 5)

      N.A.
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9.  Number of Derivative Securities Beneficially Owned at End of Year
    (Instr. 4)

      Options with respect to 7,500 Shares of Common Stock
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10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

      D
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:








/s/ Gordon G. Repp as Attorney-in-Fact                 July 2, 2002
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**SIGNATURE OF REPORTING PERSON                           Date
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).